                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934*
                                   HSN, INC.
               (formerly named Silver King Communications, Inc.)
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                        (Title of Class of Securities)

                                  40429R 10 9
                                (CUSIP Number)

          Stephen M. Brett, Esq.         Pamela S. Seymon, Esq.
          Senior Vice President          Wachtell, Lipton, Rosen & Katz
          and General Counsel            51 West 52nd Street
          Tele-Communications, Inc.      New York, New York 10019
          5619 DTC Parkway               (212) 403-1000
          Englewood, CO  80111
          (303) 267-5500

           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)
                                 July 17, 1997
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*NOTE: THIS STATEMENT CONSTITUTES AMENDMENT NO. 3 OF A REPORT ON SCHEDULE 13D OF BDTV II INC., AMENDMENT NO. 5 OF A REPORT ON SCHEDULE 13d OF BDTV INC., AMENDMENT NO. 9 OF A REPORT ON SCHEDULE 13D OF EACH OF BARRY DILLER AND THE REPORTING GROUP (AS DEFINED IN ITEM 2) AND AMENDMENT NO. 11 OF A REPORT ON SCHEDULE 13D OF TELE-COMMUNICATIONS, INC.

   CUSIP No. 40429R 10 9

     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

           Tele-Communications, Inc.
           84-1260157

     (2)   Check the Appropriate Box if a Member of a Group
                                               (a)  [X]
                                               (b)  [ ]
     (3)   SEC Use Only

     (4)   Source of Funds
              OO

     (5)   Check if Disclosure of Legal Proceedings is Required Pursu-
           ant to Items 2(d) or 2(e)     [  ]

     (6)   Citizenship or Place of Organization

          Delaware

 Number of       (7)    Sole Voting Power         0 shares
   Shares
 Beneficially    (8)    Shared Voting Power       23,854,105 shares
   Owned by
    Each         (9)    Sole Dispositive Power    0 shares
  Reporting
   Person        (10)   Shared Dispositive Power  23,854,105 shares
    With

     (11) Aggregate Amount Beneficially Owned by Each Reporting Per-son

           23,854,105 shares

     (12)  Check if the Aggregate Amount in Row (11) Excludes Certain
           Shares  [X]
           Includes Contingent Rights Shares and Liberty Exchange Shares issuable to TCI upon satisfaction of certain conditions. See Item 6. Excludes shares beneficially owned by the executive officers and directors of TCI.
           Excludes options to purchase an aggregate of 5,905,424 shares of Common Stock granted to Mr. Diller, none of which are currently vested or exercisable and none of which become exercisable within 60 days.

     (13)  Percent of Class Represented by Amount in Row (11)
                         33.25%
           Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately
           72.8% of the voting power of the Company.

     (14)  Type of Reporting Person (See Instructions)
                             CO

                              Page 2 of __ pages

   CUSIP No. 40429R 10 9

     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

           Barry Diller

     (2)   Check the Appropriate Box if a Member of a Group
                                             (a)        [X]
                                             (b)        [ ]
     (3)  SEC Use Only

     (4)  Source of Funds
                    OO

     (5)  Check if Disclosure of Legal Proceedings is Required Pursu-
          ant to Items 2(d) or 2(e)   [  ]

     (6)  Citizenship or Place of Organization

          United States

 Number of       (7)    Sole Voting Power          0 shares
  Shares
Beneficially     (8)    Shared Voting Power        23,854,105 shares
 Owned by
   Each          (9)    Sole Dispositive Power     0 shares
 Reporting
  Person         (10)   Shared Dispositive Power   23,854,105 shares
   With

     (11) Aggregate Amount Beneficially Owned by Each Reporting Per-son

           23,854,105 shares

     (12)  Check if the Aggregate Amount in Row (11) Excludes Certain
           Shares  [X]
           Includes Contingent Rights Shares and Liberty Exchange Shares issuable to TCI upon satisfaction of certain conditions. See Item 6. Excludes shares beneficially owned by the executive officers and directors of TCI. Excludes options to purchase an aggregate of 5,905,424 shares of Common Stock granted to Mr. Diller, none of which are currently vested or exercisable and none of which become exercisable within 60 days.

     (13)  Percent of Class Represented by Amount in Row (11)
                        33.25%
           Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 72.8% of the voting power of the Company.

     (14)  Type of Reporting Person (See Instructions)
                         IN

                              Page 3 of __ pages

   CUSIP No. 40429R 10 9

     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

           BDTV INC.
           84-1260157

     (2)   Check the Appropriate Box if a Member of a Group
                                                  (a)  [X]
                                                  (b)  [ ]

     (3)   SEC Use Only

     (4)   Source of Funds

     (5)   Check if Disclosure of Legal Proceedings is Required Pur-
           suant to Items 2(d) or 2(e)     [  ]

     (6)   Citizenship or Place of Organization

           Delaware

  Number of      (7)    Sole Voting Power            0 shares
   Shares
 Beneficially    (8)    Shared Voting Power          23,854,105 shares
   Owned by
     Each        (9)  Sole Dispositive Power         0 shares
  Reporting
   Person        (10)  Shared Dispositive Power      23,854,105 shares
    With

     (11) Aggregate Amount Beneficially Owned by Each Reporting Per-son

           23,854,105 shares

     (12)  Check if the Aggregate Amount in Row (11) Excludes Certain
           Shares  [X]
           Includes Contingent Rights Shares and Liberty Exchange Shares issuable to TCI upon satisfaction of certain conditions. See Item 6. Excludes shares beneficially owned by the executive officers and directors of TCI.
           Excludes options to purchase an aggregate of 5,905,424 shares of Common Stock granted to Mr. Diller, none of which are currently vested or exercisable and none of which become exercisable within 60 days.

     (13)  Percent of Class Represented by Amount in Row (11)
                      33.25%
           Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately
           72.8% of the voting power of the Company.

     (14)  Type of Reporting Person (See Instructions)
                        CO

                              Pages 4 of __ pages

   CUSIP No. 40429R 10 9

     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

           BDTV II INC.

     (2)   Check the Appropriate Box if a Member of a Group
                                                  (a)  [X]
                                                  (b)  [ ]
     (3)   SEC Use Only

     (4)   Source of Funds
                        OO

     (5)   Check if Disclosure of Legal Proceedings is Required Pur-
           suant to Items 2(d) or 2(e)      [  ]

     (6)   Citizenship or Place of Organization

           United States

 Number of       (7)     Sole Voting Power            0 shares
  Shares
Beneficially     (8)     Shared Voting Power          23,854,105 shares
  Owned by
    Each         (9)     Sole Dispositive Power       0 shares
 Reporting
  Person         (10)    Shared Dispositive Power     23,854,105 shares
   With

     (11) Aggregate Amount Beneficially Owned by Each Reporting Per-son

           23,854,105 shares

     (12)  Check if the Aggregate Amount in Row (11) Excludes Certain
           Shares  [X]
           Includes Contingent Rights Shares and Liberty Exchange Shares issuable to TCI upon satisfaction of certain conditions. See Item 6. Excludes shares beneficially owned by the executive officers and directors of TCI.
           Excludes options to purchase an aggregate of 5,905,424 shares of Common Stock granted to Mr. Diller, none of which are currently vested or exercisable and none of which become exercisable within 60 days.

     (13)  Percent of Class Represented by Amount in Row (11)
                      33.25%
           Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately
           72.8% of the voting power of the
           Company.

     (14)  Type of Reporting Person (See Instructions)
                     CO

                              Pages 5 of __ pages

   CUSIP No. 40429R 10 9

     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

           BDTV III INC.

     (2)   Check the Appropriate Box if a Member of a Group
                                                  (a)  [X]
                                                  (b)  [ ]
     (3)   SEC Use Only

     (4)   Source of Funds
                         OO

     (5)   Check if Disclosure of Legal Proceedings is Required Pur-
           suant to Items 2(d) or 2(e)   [  ]

     (6)   Citizenship or Place of Organization

           United States

 Number of       (7)     Sole Voting Power             0 shares
  Shares
Beneficially     (8)     Shared Voting Power          23,854,105 shares
  Owned by
    Each         (9)     Sole Dispositive Power       0 shares
 Reporting
  Person         (10)    Shared Dispositive Power     23,854,105 shares
   With

     (11) Aggregate Amount Beneficially Owned by Each Reporting Per-son

           23,854,105 shares

     (12)  Check if the Aggregate Amount in Row (11) Excludes Certain
           Shares  [X]
           Includes Contingent Rights Shares and Liberty Exchange Shares issuable to TCI upon satisfaction of certain conditions. See Item 6. Excludes shares beneficially owned by the executive officers and directors of TCI.
           Excludes options to purchase an aggregate of 5,905,424 shares of Common Stock granted to Mr. Diller, none of which are currently vested or exercisable and none of which become exercisable within 60 days.

     (13)  Percent of Class Represented by Amount in Row (11)
                      33.25%
           Assumes conversion of all shares of Class B Common Stock beneficially owned by the Reporting Persons into shares of Common Stock. Because each share of Class B Stock generally is entitled to ten votes per share while the Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately
           72.8% of the voting power of the Company.


     (14)  Type of Reporting Person (See Instructions)
                     CO

                              Page 6 of __ pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                                 Statement of

                          TELE-COMMUNICATIONS, INC.,

                                 BARRY DILLER

                                   BDTV INC.

                                 BDTV II INC.

                                      and

                                 BDTV III INC.

                           Pursuant to Section 13(d)
                    of the Securities Exchange Act of 1934
                                 in respect of

                                   HSN, INC.
               (formerly named Silver King Communications, Inc.)

     This Report on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of HSN, Inc., a Delaware corporation (the "Company," which was formerly named Silver King Communications, Inc.). The Report on
Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "TCI
Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 11 to the TCI
Schedule 13D. In addition, the Report on Schedule 13D originally filed by each of Mr. Barry Diller (the "Barry Diller Schedule 13D") and the Reporting Group (the "Reporting Group Schedule 13D") on August 29, 1995, as amended and supplemented by the amendments thereto previously filed with the Commission, is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 9 to each of the Barry Diller Schedule 13D and the Reporting Group Schedule 13D. This Report on Schedule 13D also constitutes Amendment No. 4 to the Report on Schedule 13D of BDTV INC., a Delaware corporation ("BDTV"), originally filed with the Commission on August 16, 1996 (the "BDTV Schedule 13D"). This Report on Schedule 13D also constitutes Amendment No. 3 to the Report on Schedule 13D of BDTV II INC., a Delaware corporation ("BDTV II"), originally filed with the Commission on December 24, 1996 (the "BDTV II Schedule 13D"). This Report on Schedule 13D also constitutes the Original Report (the "BDTV III Schedule 13D") of BDTV III INC., a Delaware corporation ("BDTV III"). Barry Diller, TCI, BDTV, BDTV II and BDTV III (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Common Stock and are collectively referred to as the "Reporting Group." The TCI Schedule 13D, the Barry Diller Schedule 13D, the Reporting Group Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D and the BDTV III Schedule 13D are collectively referred to as the "Schedule 13D." Capitalized terms not defined herein

                               Page 7 of _ pages
have the meanings provided in the prior Reports on Schedule 13D referred to in this paragraph.

     The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 2.   IDENTITY AND BACKGROUND.

     The information contained in Item 2 of the TCI Schedule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information (and such information also constitutes the BDTV III
Schedule 13D):

     The business address of BDTV III INC. is 1940 Coldwater Canyon Drive, Beverly Hills, CA 90210. BDTV III is a company formed by TCI and Mr. Diller to hold Company securities.

     The name, business address and present principal occupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of BDTV III are set forth in Schedule 1 attached hereto and incorporated herein by reference.

     During the last five years, neither BDTV III, nor, to the best of BDTV III's knowledge, any of the persons named on Schedule 1, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. To the best knowledge of BDTV III, each of its executive officers and directors is a citizen of the United States, except as specifically set forth in Schedule 1 hereto.

     The name, business address and principal occupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted of each of the executive officers and directors of TCI are set forth in Schedule 2 attached hereto and incorporated herein by reference. Such Schedule 2 shall supersede all prior schedules in this Schedule 13D setting forth such information for TCI.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information contained in Item 6 of this Schedule 13D is hereby incorporated by reference herein.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     The information set forth in Item 6 of this Schedule 13D is hereby incorporated by reference herein.


                               Page 8 of _ pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in Item 6 of this Schedule 13D, is hereby incorporated by reference herein.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

     The information set forth in Item 6 of the TCI Schedule 13D, the Barry Diller Schedule 13D, the BDTV Schedule 13D, the BDTV II Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information (and such information also constitutes the BDTV III
Schedule 13D):

     As previously reported, on July 17, 1997, the Company consummated the transactions contemplated by the Stock Exchange Agreement and acquired 12,283,014 shares of Ticketmaster Common Stock from Paul G. Allen in exchange for the issuance to Mr. Allen of 7,238,507 shares of Common Stock (the "Allen Shares"). No members of the Tag-Along Group exercised the Tag-Along Rights provided them under the Ticketmaster Stockholder Agreement prior to the closing and, as a result, no shares were issued to the members of the Tag-Along Group. However, the Company has agreed that in connection with the Stock Exchange Agreement, it will extend the period during which Frederic D. Rosen may exercise his Tag-Along Rights in respect of the 306,208 shares of Ticketmaster Common Stock covered by the Shareholders Agreement, dated as of December 15, 1993, by and among Mr. Allen, Mr. Rosen and certain other parties (the "Shareholders Agreement"). Mr. Rosen may exercise, and the Company will honor, Mr. Rosen's Tag-Along Rights under the Shareholders Agreement, provided that Mr. Rosen notifies the Company of his decision to exercise his Tag-Along Rights no later than January 6, 1998. Pursuant to the terms of the Stock Exchange Agreement, in connection with the closing of the transactions contemplated by the Stock Purchase Agreement, Mr. Allen, Mr. Rosen and William Savoy were appointed to the Company's Board of Directors.

     In accordance with the terms of the Diller-Liberty-Allen Stockholders Agreement, each of Mr. Diller and TCI is obligated to vote all shares of voting stock of the Company over which he or it may then exercise voting power, at any annual or special meeting of stockholders of the Company called for the purpose of the election of directors or to execute written consents of stockholders without a meeting with respect to the election of directors, in favor of Mr. Allen or a designee of Mr. Allen acceptable to the Company, so long as Mr. Allen is entitled to representation on the Company's Board of Directors under the Stock Exchange Agreement. The Diller-Liberty-Allen Stockholder Agreement will terminate (as will Mr. Allen's right under the Stock Exchange Agreement to representation on the Company's Board of Directors) upon the disposition by Mr. Allen and his permitted transferees collectively, in one or more transactions, to third parties of one-third or more of the shares of Common Stock acquired by Mr. Allen under the Stock Exchange Agreement; provided, however, that the
                                              --------  -------
Diller-Liberty-Allen Stockholder Agreement will terminate earlier (as will Mr. Allen's right under the Stock Exchange Agreement to representation on the Company's Board of Directors) if Mr. Allen and his permitted transferees do not beneficially own at least 5% of the Company's outstanding equity securities (assuming for this purpose that all Company equity securities issuable under the Liberty Agreements (as defined in the Stock Exchange Agreement) are outstanding).

     As previously reported in the Schedule 13D, a number of the shares of Class B Common Stock issuable to Liberty HSN pursuant to the Home Shopping Merger were not issued, but instead are represented by the Contingent Rights which contractually obligate the Company to issue to Liberty HSN the Contingent Rights Shares upon the occurrence of certain events, including a change in applicable FCC regulations or other event that would permit Liberty HSN to have an indirect equity interest in the

                               Page 9 of _ pages

Company greater than the indirect equity interest represented by the number of shares of Common Stock which it then owns (directly and indirectly). Also, as previously disclosed, in connection with the Home Shopping Merger the Company and Liberty HSN entered into the Exchange Agreement. Pursuant to the Exchange Agreement, at such time or from time to time following the issuance to it of all Contingent Shares as Liberty HSN or its permitted transferee may be allowed under applicable FCC authority to have an indirect equity interest in the Company greater than the indirect equity interest represented by the number of shares of Common Stock which it then owns (directly and indirectly), Liberty HSN or its permitted transferee will exchange its shares of Home Shopping common stock and its Home Shopping class B common stock for the Liberty Exchange Shares.

     As a consequence of the issuance of shares to Mr. Allen pursuant to the Stock Exchange Agreement, under applicable FCC regulations and interpretations (including the March Order), Liberty HSN was permitted to hold an indirect equity interest in a greater number of shares of the Company than it held immediately prior to the issuance of the Allen Shares. In accordance with the terms of the Contingent Rights held by Liberty HSN, 2,002,591 Contingent Rights Shares were issued to Liberty HSN immediately following the issuance of the Allen Shares. The Contingent Rights Shares issued to Liberty HSN were contributed to BDTV III, a newly formed entity in which Mr. Diller owns all of the voting equity interests and TCI owns a non-voting equity interest (which non-voting interest constitutes substantially all the equity of such entities) and which (other than with respect to certain fundamental corporate actions) is controlled by Mr. Diller, in accordance with the terms of the Stockholders Agreement.

     In addition, as previously reported, the Stock Exchange Agreement provides that, depending upon the market price of the Common Stock, in July 1998 up to 3,257,328 additional shares of Common Stock may be required to be issued to Mr. Allen. Accordingly, in the event additional shares of Common Stock become issuable to Mr. Allen pursuant to the Stock Exchange Agreement in July 1998, additional Contingent Rights Shares, or if the Contingent Rights have theretofore been terminated through the prior issuance of all Contingent Rights Shares, Liberty Exchange Shares will become issuable to Liberty HSN. Assuming the maximum of 3,257,328 of such additional shares were issued to Mr. Allen and that no additional Contingent Rights Shares are issued to Liberty HSN prior to July 1998, the remaining 589,161 Contingent Rights Shares and 296,113 Liberty Exchange Shares would be issued to Liberty HSN.

                              Page 10 of _ pages

                                   SIGNATURE



          After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 28, 1997


                                              TELE-COMMUNICATIONS, INC.

                                              By: /s/ Stephen M. Brett
                                                 ------------------------------
                                                 Name:  Stephen M. Brett
                                                 Title: Senior Vice President
                                                        and General Counsel


                                               /s/ Barry Diller
                                              ---------------------------------
                                              Barry Diller


                                              BDTV INC.

                                              By: /s/ Barry Diller
                                                 ------------------------------
                                                 Name:  Barry Diller
                                                 Title: President


                                              BDTV II INC.

                                              By: /s/ Barry Diller
                                                 ------------------------------
                                                 Name:  Barry Diller
                                                 Title: President


                                              BDTV III INC.

                                              By: /s/ Barry Diller
                                                 ------------------------------
                                                 Name:  Barry Diller
                                                 Title: President


                             Page 11 of  pages

                                 EXHIBIT INDEX

                                                                    Seq. Pg.
                                                                    No.
1.   Written Agreement between TCI and Mr. Diller regarding
     Joint Filing of Schedule 13D./*/

2. Definitive Term Sheet regarding Stockholders Agreement, dated as of August 24, 1995, by and between Liberty Media
     Corporation and Mr. Diller./*/

3.   Definitive Term Sheet regarding Equity Compensation
     Agreement, dated as of August 24, 1995, by and between the Company and Mr. Diller./*/

4.   Press Release issued by the Company and Mr. Diller, dated
     August 25, 1995./*/

5.   Letter Agreement, dated November 13, 1995, by and between
     Liberty Media Corporation and Mr. Diller./*/

6.   Letter Agreement, dated November 16, 1995, by and between
     Liberty Media Corporation and Mr. Diller./*/

7.   First Amendment to Stockholders Agreement, dated as of
     November 27, 1995, by and between Liberty Media Corporation and Mr. Diller./*/

8.   Agreement and Plan of Merger, dated as of November 27,
     1995, by and among Silver Management Company, Liberty
     Program Investments, Inc., and Liberty HSN, Inc./*/

9. Exchange Agreement, dated as of November 27, 1995, by and between Silver Management Company and Silver King
     Communications, Inc./*/

10.  Agreement and Plan of Merger, dated as of November 27,
     1995, by and among Silver King Communications, Inc., Thames
     Acquisition Corp. and Savoy Pictures Entertainment, Inc./*/

11. Voting Agreement, dated as of November 27, 1995, by and among Certain Stockholders of the Company and Savoy
     Pictures Entertainment, Inc./*/

12.  Letter Agreement, dated March 22, 1996, by and between
     Liberty Media Corporation and Barry Diller./*/

13.  In re Applications of Roy M. Speer and Silver Management
     Company, Federal Communications Commission Memorandum and
     Order, adopted March 6, 1996 and released March 11, 1996./*/

_______________________

*      Previously filed.

                              Page 12 of __ pages

14.  In re Applications of Roy M. Speer and Silver Management Company,
     Request for Clarification of Silver Management Company, dated
     April 10, 1996./*/

15.  In re Applications of Roy M. Speer and Silver Management Company,
     Federal Communications Commission Memorandum Opinion and Order and
     Notice of Apparent Liability, adopted June 6, 1996 and released
     June 14, 1996./*/

16.  Amended and Restated Joint Filing Agreement of TCI, Mr. Diller and
     BDTV./*/

17.  Amended and Restated Certificate of Incorporation of BDTV INC./*/

18. Press Release issued by the Company and Home Shopping Network, Inc., dated August 26, 1996./*/

19.  Agreement and Plan of Exchange and Merger, dated as of August 25,
     1996, by and among the Company, Home Shopping Network, Inc.,
     House Acquisition Corp., and Liberty HSN, Inc./*/

20.  Termination Agreement, dated as of August 25, 1996, among the
     Company, BDTV INC., Liberty Program Investments, Inc., and
     Liberty HSN, Inc./*/

21.  Voting Agreement, dated as of August 25, 1996, by and among Certain
     Stockholders of Home Shopping Network, Inc. and the Company./*/

22. Voting Agreement, dated as of August 25, 1996, by and among Barry Diller, Liberty Media Corporation, Arrow Holdings, LLC, BDTV
     INC., and Home Shopping Network, Inc./*/

23. Letter Agreement, dated as of August 25, 1996, by and between Liberty Media Corporation and Barry Diller./*/

24.  Second Amended and Restated Joint Filing Agreement by and between
     TCI, Mr. Diller, BDTC Inc. and BDTV II Inc./*/

25. Stock Exchange Agreement, dated as of December 20, 1996, by and between the Company and Liberty HSN, Inc./*/

26. Letter Agreement, dated as of February 3, 1997, by and between BDTV INC. and David Geffen./*/

27.  Stock Exchange Agreement, dated as of May 20, 1997, by and between
     HSN, Inc. and Mr. Allen./*/

28. Stockholders Agreement, dated as of May 20, 1997, by and among, Mr. Diller, Mr. Allen and Liberty Media Corporation./*/

29.  Letter Agreement, dated as of May 20, 1997, by and between Mr.
     Diller and Liberty Media Corporation./*/

_______________________

*      Previously filed.

                              Page 13 of __ pages

30.  Third Amended and Restated Joint Filing Agreement by and between
     TCI, Mr. Diller, BDTV INC., BDTV II INC. and BDTV III INC.

31.  Certificate of Incorporation of BDTV III INC.

                              Page 14 of __ pages

                                   SCHEDULE 1

             Directors, Executive Officers and Controlling Persons
                         of BDTV III INC. ("BDTV III")


                                                                      Principal Business or
                              Principal Occupation                    Organization in which
Name                          and Business Address                    such Business is Conducted
----                          --------------------                    ---------------------------
Barry Diller                  Chairman of the Board,                  Ownership and Operation of
                              Chief Executive Officer                 Television Stations; cable
                              and Director of HSN,                    television programming
                              Inc., 2425 Olympic
                              Boulevard, Santa Monica,
                              CA 90404; Chairman of the
                              Board, President and
                              Director of BDTV, BDTV II
                              and BDTV III

                             Page 15 of ___ pages

                                  SCHEDULE 2

             Directors, Executive Officers and Controlling Persons
                     of Tele-Communications, Inc. ("TCI")

                                                             Principal Business or
                           Principal Occupation              Organization in which
Name                       and Business Address              such Business is Conducted
----                       --------------------              --------------------------
John C. Malone             Chairman of the Board and         Cable television &
                           Chief Executive Officer &         telecommunications; &
                           Director of TCI,                  programming services
                           5619 DTC Parkway,
                           Englewood, CO 80111

Leo J. Hindery, Jr.        President and Chief               Cable television &
                           Operating Officer &               telecommunications; &
                           Director of TCI,                  programming services
                           5619 DTC Parkway,
                           Englewood, CO 80111

Donne F. Fisher            Consultant & Director of          Cable television &
                           TCI, 5619 DTC Parkway,            telecommunications; &
                           Englewood, CO 80111               programming services

John W. Gallivan           Director of TCI; Chairman         Newspaper publishing
                           of the Board of Kearns-
                           Tribune Corporation,
                           400 Tribune Building,
                           Salt Lake City, UT 84111

Tony Coelho                Director of TCI; Chairman         Investment Services
                           of the Board & Chief
                           Executive Officer of ETC
                           w/TCI, Inc.; Chairman &
                           Chief Executive Officer of
                           Coelho Associates, L.L.P.,
                           1325 Avenue of the
                           Americas, 26th Floor,
                           New York, NY 10019

Kim Magness                Director of TCI & TCI             Management of personal
                           Communications, Inc.,             investments
                           Manages various
                           personal investments,
                           4000 E. Belleview,
                           Englewood, CO 80111

Paul A. Gould              Director of TCI; Managing         Securities firm
                           Director and Executive
                           Vice President of Allen &
                           Company, Incorporated,
                           711 Fifth Avenue,
                           New York, NY 10022

                              Page 16 of __ pages

                                                             Principal Business or
                           Principal Occupation              Organization in which
Name                       and Business Address              such Business is Conducted
----                       --------------------              --------------------------
Robert A. Naify            Director of TCI;                  Motion Picture Industry
                           President and Chief
                           Executive Officer of
                           Todd-AO Corporation,
                           172 Golden Gate Avenue,
                           San Francisco, CA 94102

Jerome H. Kern             Director of TCI; Business         Business Consulting:  Law
                           Consultant; Senior Counsel
                           to Baker & Botts, L.L.P.,
                           5619 DTC Parkway,
                           Englewood, CO 80111

J. C. Sparkman             Director of TCI and               Cable television &
                           Consultant,                       telecommunications; &
                           5619 DTC Parkway,                 programming services
                           Englewood, CO 80111

Gary K. Bracken            Senior Vice President &           Cable television &
                           Controller of TCI                 telecommunications; &
                           Communications, Inc., 5619        programming services
                           DTC Parkway, Englewood, CO
                           80111

Stephen M. Brett           Executive Vice President,         Cable television &
                           Secretary & General               telecommunications; &
                           Counsel of TCI, 5619 DTC          programming services
                           Parkway, Englewood, CO
                           80111

Brendan R. Clouston        Executive Vice President          Cable television &
                           of TCI, 5619 DTC Parkway,         telecommunications; &
                           Englewood, CO 80111               programming services

Larry E. Romrell           Executive Vice President          Cable television &
                           of TCI, 5619 DTC Parkway,         telecommunications; &
                           Englewood, CO 80111               programming services

Bernard W. Schotters, II   Senior Vice President -           Cable television &
                           Finance & Treasurer of            telecommunications; &
                           TCI Communications, Inc.,         programming services
                           5619 DTC Parkway,
                           Englewood, CO 80111

Fred A. Vierra             Executive Vice President          Cable television &
                           of TCI; Chief Executive           telecommunications; &
                           Officer and Director of           programming services
                           Tele-Communications
                           International, Inc.,
                           5619 DTC Parkway,
                           Englewood, CO 80111

                              Page 17 of __ pages

                                                             Principal Business or
                           Principal Occupation              Organization in which
Name                       and Business Address              such Business is Conducted
----                       --------------------              --------------------------
Robert R. Bennett          President and Chief               Cable television &
                           Executive Officer of              telecommunications; &
                           Liberty Media Corporation,        programming services
                           5619 DTC Parkway,
                           Englewood, CO 60111

                              Page 18 of __ pages